Steven M. Blondy
Executive Vice President and
Chief Financial Officer
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919-297-1116
Fax: 919-297-1601
steve.blondy@rhd.com
October 21, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Larry Spirgel
Re:	Dex Media West LLC Form 10-K for the year ended December 31, 2008 Filed March 31, 2009 File No. 333-112694
This letter is submitted with respect to Dex Media West LLC’s (the “Company” or “DMW”) response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 15, 2009 (the “Comment Letter”), addressed to the Company with respect to (i) the Annual Report on Form 10-K for the year ended December 31, 2008 of the Company filed by the Company on March 31, 2009 (the “Form 10-K”) and (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed by the Company on August 7, 2009.
The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to the Form 10-K. Terms used and not defined are used in the same manner they are used in the Form 10-K.

Form 10-K for the Year ended December 31, 2008
Identifiable Intangible Assets and Goodwill, page F-11
1. We note your response to comment 2 from our letter dated September 15, 2009. However your response is still unclear regarding the reporting unit used to test goodwill for Dex Media West, LLC. Please confirm if true that you, DEX Media West, LLC, are the reporting unit used to test goodwill for impairment. In addition, please confirm if true that you test DEX Media West, LLC using a discounted cash flow model.
Response
The Company does confirm that Dex Media West, LLC was the reporting unit used to test goodwill for impairment. Additionally, the Company confirms that a discounted cash flow model specific to Dex Media West, LLC was used to test goodwill for impairment.
2. We note your response to comment 4 from our letter dated September 15, 2009. However, your response seems to contradict your August 31, 2009 response. We also note per paged F-15 of R.H. Donnelley’s Form 10-K for the period ending December 31, 2008, they have the following disclosure, “based on this evaluation, the remaining useful lives of our directory services agreements with Qwest, AT&T and Embarq (noted below) will be reduced to 33 years effective January 1, 2009 in order to better reflect the period these intangible assets are expected to contribute to our future cash flow.” If you determined useful lives on each individual assets basis, tell us why directory service agreements (DSA’s) for the AT&T and Embarq yellow pages have the exact same useful lives as the Qwest DSA’s.
Response
In response to your comment above, note that for each of RHD’s DSA’s, individual discounted cash flow models were constructed based on the underlying premise of SFAS 142, which states that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. Key input variables for the DSA models were unique to each subsidiary, such as revenue growth, profit margin and contributory asset charges. Another important input variable for the DSA models was the initial price premium enjoyed relative to competing independent publishers. With respect to this input variable, while the level of historical EBTIDA margin premium is reasonably estimated for each subsidiary, predicting the long term trend of the premium is subject to greater estimation. In order to estimate the long-term trend of the premium, we reviewed various national, public information sources and determined that the best available information was internal data related to four historical years of estimated price differentials between our Qwest market directory ads and independent ad prices. This data was extrapolated to predict that the economic DSA lives in the Qwest markets were likely in the range of 28 to 38 years.

While the demographics of our Embarq and AT&T markets may have some unique characteristics, the financial performance among all of our markets is not projected to be materially different. Aside from their initial contractual lives (ranging from 40 to 50 years), the key characteristics of our various DSA contract portfolios are very similar. Therefore, using the market specific input variables noted above and the initial price premium input variable from our Qwest markets, our analysis concluded that a reasonable estimate of the RUL for all of the DSA intangible assets would be the mid-point of the 28 to 38 year range or 33 years as noted above. We made this determination primarily on the similar characteristics of each of our DSAs. We will continue to monitor the data used as key input variables for the individual discounted cash flow models and will adjust the DSA useful lives in the future if necessary.
Please contact me at (919) 297-1116 should you wish to discuss any of the Company’s responses. Thank you for your continuing attention to this matter.

Sincerely, Steven M. Blondy Executive Vice President and Chief Financial Officer

cc:
Inessa Kessman
Mark Hianik, Esq.